Exhibit 99.3

Notice of Scheme meeting regarding redomiciling to Singapore

21 May 2024

Reference is made to the stock exchange announcement made by BW LPG Limited (“BW LPG” or the “Company”) on 16 May 2024 regarding the court sanctioned meeting of shareholders of the Company (the “Scheme Meeting”) for eligible shareholders to vote on the scheme of arrangement (the “Scheme”) between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore and adopt the constitution of the Company which will take effect upon continuance in Singapore (the “Singapore Constitution” and the “Redomiciliation” respectively). Notice is hereby given that the Scheme Meeting will be held on Wednesday, 12 June 2024 at 16:00 local time for the eligible shareholders to vote on the Scheme.

The Scheme Meeting will be held as a physical meeting at Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Bermuda. Shareholders of record at the close of trading on 16 May 2024 are entitled to receive notice and to vote at the Scheme Meeting in respect of the number of shares registered in their name at the record date. Please see attached the notice of the Scheme Meeting and an explanatory statement (including the Scheme and the proposed constitution of the Company when it continues to Singapore) which have been distributed to the shareholders today.

If the Scheme is approved at the Scheme Meeting, a subsequent hearing will be held by the Supreme Court of Bermuda to sanction the Scheme. If the Scheme is sanctioned by the court, then the Scheme will become binding on the Company and its shareholders once a copy of the court order is filed with the Registrar of Companies in Bermuda.

Subject to the conditions to the Scheme being satisfied or waived pursuant to the terms of the Scheme, the Company shall effect the Redomiciliation, and the Company’s shareholders will on the effective date of the Redomiciliation continue to hold one ordinary share of the Company for each common share held prior to the Redomiciliation. Moreover, the principal attributes of the share capital of the Company will be the same before and after the Redomiciliation, and the Redomiciliation will not affect the voting rights for shares. However, as the Company after the Redomiciliation will become a Singapore company, it will be subject to Singapore corporate law and its bye-laws and memorandum of association will be replaced with the Singapore Constitution.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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